

11007961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 0-2648

HNI Corporation Profit-Sharing Retirement Plan

HNI Corporation
408 East Second Street
Muscatine, Iowa 52761-0071

REQUIRED INFORMATION

1. Financial Statements and Schedules of the HNI Corporation Profit-Sharing Retirement Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23.1 Consent of Baker Tilly Virchow Krause, LLP, Independent Auditors

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

Muscatine, Iowa

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2010 and 2009

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS



Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

To the HNI Corporation Administrative and Fund Committee
HNI Corporation Profit Sharing Retirement Plan
Muscatine, IA

We have audited the accompanying statements of net assets available for benefits of HNI Corporation Profit Sharing Retirement Plan as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of HNI Corporation Profit Sharing Retirement Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 17, 2011

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

ASSETS	2010	2009
INVESTMENTS AT FAIR VALUE		
Investments, participant-directed	$410,594,511	$380,827,757
Fully benefit-responsive investment contracts	128,359,988	139,479,440
HNI Corporation common stock	83,574,441	78,027,175
Total investments, at fair value	622,528,940	598,334,372
RECEIVABLES		
Company contributions	17,397,549	18,214,063
Notes receivable from participants	14,251,172	13,190,352
Receivables for security and investment transactions pending	25,469	312,938
Total receivables	31,674,190	31,717,353
NONINTEREST-BEARING CASH	279,474	95,581
TOTAL ASSETS	654,482,604	630,147,306
LIABILITIES		
Corrective distributions	225,394	5
Accrued plan expenses	46,273	43,359
Payables for security and investment transactions pending	58,397	175,608
Other liabilities	28,902	0
Total Liabilities	358,966	218,972
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	654,123,638	629,928,334
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(3,727,635)	(1,443,513)
NET ASSETS AVAILABLE FOR BENEFITS	$650,396,003	$628,484,821

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2010

ADDITIONS	
Contributions	
Employee	$18,201,639
Employer cash	14,261,249
Employer noncash (HNI Corporation common stock)	4,910,027
Rollovers	1,193,727
Total contributions	38,566,642
Investment Income	
Net appreciation in fair value of investments	51,425,896
Interest and dividends	11,136,691
Interest from participant notes receivable	726,703
Net investment Income	63,289,290
Total additions	101,855,932
DEDUCTIONS	
Benefits paid to participants	72,029,723
Administrative expenses	191,220
Total deductions	72,220,943
Net increase prior to transfers	29,634,989
Transfers out of Plan	7,723,807
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	21,911,182
NET ASSETS AVAILABLE FOR BENEFITS -	
Beginning of year	628,484,821
NET ASSETS AVAILABLE FOR BENEFITS -	
End of year	$650,396,003

NOTE 1 - Description of the Plan

The following description of the HNI Corporation Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan covering substantially all regular, nonbargaining employees who are 18 or older of HNI Corporation and its wholly owned subsidiaries/divisions: Allsteel Inc., Commercial Office Interiors LLC, Compass Office Solutions LLC, Contract Resource Group LLC, The Gunlocke Company LLC, Hearth and Home Technologies Inc., Hickory Business Furniture LLC, HNI Asia LLC, HNI International Inc., HNI Services LLC, HNI Technologies Inc., The HON Company, Ivan Allen Workspace LLC, MacThrift Office Furniture LLC, Maxon Furniture Inc., National Workplace Services Company, Paoli Inc., River Bend Capital Corporation, Wilson Office Interiors LLC, Workspace Ohio LLC, and Young Office Solutions LLC (collectively the "Company"). In addition, the Plan covered substantially all regular, nonbargaining employees who are 18 or older of these subsidiaries/divisions until August 28, 2010: A&M Business Interior Services LLC, Corporate Installations Minneapolis LLC, Emerald City Moving & Storage LLC, Installation Technology LLC, Interior Construction Services LLC, Omni Workspace Company. In November 2010, plan assets of $7,723,807 attributable to the employees of these former subsidiaries/divisions were transferred to the Omni Workspace Company LLC 401(k) Plan.

The Plan covered substantially all regular, nonbargaining employees who were 18 or older of Fullmer Contract LLC through December 2009.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions -- The Plan generally provides for each subsidiary/division employer to contribute an amount equal to 2.5% of a participant's compensation earned while an active participant during the first three quarters of the Plan year and the last quarter of the prior Plan year ("retirement contribution"). Employers may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. The Company made a profit sharing contribution of $6,745,369 for the 2010 Plan year. In addition, the Company may contribute a number of shares of Company stock with a fair market value as of the date of the contribution, equal to a certain percentage of a participant's compensation earned, as described above ("company ownership contribution"). Participants may make voluntary pretax and after-tax contributions up to 75% of their compensation, subject to certain limitations. Participants may also contribute amounts representing distributions ("rollover contributions") from other qualified benefit or defined contribution plans. Certain subsidiaries/divisions provide employer matching contributions.

Participant Accounts -- Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions, and allocations of Company profit sharing contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan allows participants to diversify the portion of their account balance attributable to Company contributions. The Plan has no restrictions on the sale of Company stock held in the Plan. A participant's investment in Company stock is limited to a maximum of 25% of all participant and employer contributions with the exception of company ownership contributions.

Vesting -- All participants with active accounts are fully vested in their entire account. New participants in the Plan will be immediately vested in their entire account.

NOTE 1 - Description of the Plan - continued

Investment Options -- Participants may direct the investment of their account balances in any or all of seventeen investment options, which include HNI Corporation common stock, the Fidelity Interest Income Fund, the Fidelity BrokerageLink account and fourteen investment funds. The Fidelity Interest Income Fund is a stable value fund which currently invests in investment contracts offered by approved financial institutions and certain types of fixed income security funds. The Fidelity BrokerageLink is a brokerage account specifically designed for defined contribution Plan participants to invest and trade their retirement savings in many mutual funds or other types of investments within the Fidelity Brokerage System that are available through Fidelity's Funds Network.

Loans to Participants -- A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repaid through payroll deductions over periods up to sixty months (fifteen years in the case of a loan used to acquire a principal residence). The variable interest rate for new loans is set at 1% above the prime rate published in the Wall Street Journal as of the first day of the month in which a loan is processed. The loans are secured by the balance in the participant's account. Participants cannot borrow from their Company contribution account balance with the exception of employer matching contributions. Loans to participants are included as Notes receivable from participants on the statements of net assets available for benefits.

Notes Receivable From Participants -- In September 2010, the Financial Accounting Standards Board ("FASB") released Accounting Standards Update ("ASU") 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans.* The ASU clarifies how loans to participants should be classified and measured by defined contribution benefit plans. Participant loans were previously classified as investments at fair value. The ASU requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued and unpaid interest. As required under the ASU, the Plans retrospectively adopted the ASU as of December 31, 2009. The adoption of the ASU impacted the classification of participant loans on the statements of assets available for benefits, but had no impact on assets available for benefits.

Payment of Benefits -- On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments over a period of not less than fifteen years. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting -- The accompanying financial statements of the Plan have been prepared on an accrual basis, a method in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation -- The Plan's investments are carried at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of the mutual fund investments is the net asset value of those shares as computed by the respective funds. Fair value of the Fidelity Interest Income Fund is the sum of the market value of all of the fund's underlying investments.

NOTE 2 - Summary of Significant Accounting Policies - continued

Investment contracts are reported at fair value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Risks and Uncertainties -- The Plan utilizes various investment instruments. The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts owed to persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2010 and December 31, 2009.

Administrative Expenses – Certain administrative expenses are borne by the Plan, while others are borne by the Company.

Subsequent Events – Management has evaluated the impact of all subsequent events through June 17, 2011, the date the Plan's financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

Reclassification – For comparability, certain 2009 amounts have been reclassified to conform with classifications adopted in 2010.

NOTE 3 - Investments

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31 are as follows:

	2010	2009
Fidelity Interest Income Fund*		
Natixis Actively Managed Account (ACT), 2.30% and 2.27%, 31,161,346 and 34,512,507 shares, respectively	$32,027,911	$34,512,507
JP Morgan Chase ACT, 2.30% and 2.27%, 42,160,973 and 46,721,022 shares, respectively	43,333,426	46,721,022
Rabobank Nederland ACT, 2.30% and 2.27%, 20,142,943 and 22,285,066 shares, respectively	20,703,097	22,285,066
State Street Bank and Trust ACT, 2.30% and 2.27%, 31,167,092 and 34,517,333 shares, respectively	32,033,816	34,517,333
HNI Corporation common stock**, 2,678,668 and 2,824,002 shares, respectively	83,574,441	78,027,175
American Growth Fund of America, 2,105,380 and 2,284,346 shares, respectively	63,561,435	61,928,631
Fidelity Diversified International Fund*, 1,176,273 and 1,298,643 shares, respectively	35,464,643	36,362,006
PIMCO Total Return Fund, 3,798,492 and 3,740,236 shares, respectively	41,213,635	40,394,553
Dow Jones Target 2015, 3,776,508 and 4,383,065 shares, respectively	46,934,442	45,354,855
Dow Jones Target 2025, 6,315,489 and 7,104,648 shares, respectively	80,225,663	73,809,474
Dow Jones Target 2035, 2,689,908 and 2,676,540 shares, respectively	34,342,051	29,295,620

* Represents a party-in-interest to the Plan
** Represents a party-in-interest to the Plan and includes company ownership contributions

NOTE 3 – Investments (cont.)

During the year ended December 31, 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

HNI Corporation common stock**	$10,834,048
TCW Small Cap Growth Fund	103,158
Fidelity Diversified International Fund*	2,329,992
Spartan 500 Index Fund*	2,345,465
PIMCO Total Return Fund - Institutional Class	205,918
Davis New York Venture Fund	2,438,898
ABF Small Cap Value PA	4,606,700
Dow Jones Target Today	194,266
Dow Jones Target 2015	4,422,118
Dow Jones Target 2025	9,655,821
Dow Jones Target 2035	4,814,870
Dow Jones Target 2045	2,466,516
Spartan International Index Fund - Investor Class*	216,939
American Growth Fund of America	6,586,373
Vanguard Total Bond Market Signal Fund	105,984
Self Directed Brokerage Fund	98,830
Net Change in Fair Value	$51,425,896

* Represents a party-in-interest to the Plan
** Represents a party-in-interest to the Plan and includes company ownership contributions

NOTE 4 - Company Stock Fund

Information about the net assets and the significant components of the changes in net assets relating to the investments in the Company Stock Fund is as follows:

	2010	2009
HNI Corporation common stock	$83,574,441	$78,027,175
Employer contribution receivable		
Profit sharing and retirement contribution	486,303	500,122
Company ownership contribution	4,905,783	5,310,187
Net Assets - Company Stock Fund	$88,966,527	$83,837,484

Changes in net assets of Company Stock Fund:

Employer contributions	
Profit sharing and retirement contribution	$528,746
Company ownership contribution	4,910,080
Participant contributions	610,708
Net appreciation in fair value	10,834,048
Interest	30,245
Dividends	2,403,320
Benefits paid to participants	(8,012,108)
Transfers	(99,266)
Expenses	(19,776)
Transfers from Company Stock Fund	(8,551,577)
Transfers to Company Stock Fund	2,494,623
Net Change in Fair Value	$5,129,043

NOTE 5 – Fully Benefit Responsive Investment Contracts

The Fidelity Interest Income Fund (the "Fund") is a stable value fund. The Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. As the Fund is considered to be fully benefit-responsive as defined by the Financial Accounting Standards Board FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Wrap contracts have been purchased to ensure that participants are able to withdraw or transfer funds at contract value. A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund to maintain a constant Net Asset Value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemptions of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover participant redemptions and certain other payments (such as Fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees the Fund pays for wrap contracts are a component of the Fund's expenses.

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

In selecting wrap issuers, Fidelity Management Trust Company ("FMTC"), as investment manager of the Fund, analyzes the proposed terms of the wrap contract and the credit quality of the wrap issuer. Other factors, including the availability of wrap contracts under certain market or competitive conditions, may affect the number of wrap issuers and the terms of the wrap contracts held by the Fund. The Fund may agree to additional limitations on its investments as a condition of the wrap contracts. These may include maximum duration limits, minimum credit standards, and diversification requirements. Generally, as long as the Fund is in compliance with the conditions of its wrap contracts, it may buy and sell covered assets without impacting the contract value of the covered assets. However, a wrap issuer may require that the Fund invest entirely in cash or cash equivalents under certain conditions.

FMTC normally purchases wrap contracts from issuers rated in the top three long-term categories (A- or the equivalent and above) by any one of the nationally recognized statistical rating organizations. Although FMTC typically enters into wrap contracts with multiple parties, it may have a single wrap issuer for all of the Fund's covered assets. FMTC may terminate and replace wrap contracts under various circumstances, including when there is a default by the wrap issuer.

FMTC purchases wrap contracts for the Fund with the aim of maintaining the contract value of the Fund's bond fund investments. FMTC invests the Fund's assets consistent with the terms of the wrap contracts and the Fund's investment guidelines. As a target, FMTC expects a substantial percentage (up to 99%) of the Fund's assets to be covered by wrap contracts, although FMTC may change this target from time to time. Assets not covered by wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

Wrap contracts accrue interest using a formula called the "crediting rate." Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates that estimated future market value with the Fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by participants. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new participants will tend to lower the crediting rate and the Fund's return, and redemptions by existing participants will tend to increase the crediting rate and the Fund's return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the Fund will have, for example, less than $10.00 in cash and investments for every $10.00 in NAV. Under these circumstances, cash from new participants will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the Fund's return. Redemptions by existing participants will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the Fund's return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

If the Fund experiences significant redemptions when the market value is below the contract value, the Fund's yield may be reduced significantly, to a level that is not competitive with other investment options.

This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fund's yield could be reduced to zero. If redemptions continued thereafter, the Fund might have insufficient assets to meet redemption requests, at which point the Fund would require payments from the wrap issuer to pay further participant redemptions.

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

- The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.
- The establishment of a defined contribution plan that competes with the Plan for employee contributions.
- Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
- Complete or partial termination of the Plan.
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
- Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor.
- Any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.
- Exclusion of a group of previously eligible employees from eligibility in the Plan.
- Any early retirement program, group termination, group layoff, facility closing, or similar program.
- Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not probable.

The Fund is unlikely to be able to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering its entire investment portfolio. This could result from the Fund's inability to promptly find a replacement wrap contract with comparable terms following termination of a wrap contract. FMTC will attempt to assess the credit quality of wrap issuers, but there is no guarantee as to the financial condition of a wrap issuer. Wrap contracts are nontransferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets that are in default in excess of a certain percentage of Fund assets (e.g., 5%). In the event that wrap contracts fail to perform as intended, the Fund's NAV may decline if the market value of its covered assets is lower than their contract value.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the Fund's covered assets is below their contract value at the time of such termination, FMTC may elect to keep the wrap contract in place until such time as the market value of the Fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if FMTC's investment management authority over the Fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the Fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the Fund.

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

The Fund has purchased wrap contracts with each of the companies listed in the chart below:

Traditional GIC	Major Credit Rating	Investments at Fair Value as of 12/31/10	Wrapper Contracts at Fair Value (rebid)	Adjustment to Contract Value
RaboBank				
Cash		$0		
Tax ID 04-3022712 – EIN# 096 – Fund #5128		$20,703,097		
Wrapper	AAA		$107,153	
Total Wrapped Portfolio		$20,703,097	$0	$(602,456)
Natixis				
Cash		$0		
Tax ID 04-3022712 – EIN# 096 – Fund #5128		$32,027,911		
Wrapper	A+		$0	
Total Wrapped Portfolio		$32,027,911	$0	$(932,006)
JP Morgan Chase				
Cash		$0		
Tax ID 04-3022712 – EIN# 096 – Fund #5128		$43,333,426		
Wrapper	AA-		$154,585	
Total Wrapped Portfolio		$43,333,426	$0	$(1,260,995)
State Street Bank & Trust				
Cash		$0		
Tax ID 04-3022712 – EIN# 096 – Fund #5128		$32,033,816		
Wrapper	AA-		$0	
Total Wrapped Portfolio		$32,033,816	$0	$(932,178)
All Contracts in Portfolio		$128,098,250	$261,737	$(3,727,635)

Average yields:	2010	2009
Based on actual earnings	2.32%	2.61%
Based on interest rate credited to participants	2.30%	2.27%

NOTE 6 – Fair Value Measurements

Generally accepted accounting principles establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly
Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following tables set forth by level within the fair value hierarchy the investment assets at fair value as of December 31, 2010 and 2009. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Mutual Funds:				
Large Cap Equity Funds	$ 109,650,631	$ 109,650,631	$ -	$ -
Small Cap Equity Funds	26,176,894	26,176,894	-	-
International Equity Funds	39,859,878	39,859,878	-	-
Fixed Income Fund	49,623,427	49,623,427	-	-
Other Funds	4,367,127	4,367,127	-	-
Common Stock	83,574,441	83,574,441	-	-
Interest Income Fund	128,359,988	-	128,359,988	-
Collective Investment funds	180,916,554	-	180,916,554	-
Total Investments	$ 622,528,940	$ 313,252,398	$ 309,276,542	$ -

	December 31, 2009			
	Total	Level 1	Level 2	Level 3
Mutual Funds:				
Large Cap Equity Funds	$ 105,831,498	$ 105,831,498	$ -	$ -
Small Cap Equity Funds	18,589,996	18,589,996	-	-
International Equity Funds	40,996,555	40,996,555	-	-
Fixed Income Fund	48,590,147	48,590,147	-	-
Other Funds	3,902,729	3,902,729	-	-
Common Stock	78,027,175	78,027,175	-	-
Interest Income Fund	139,479,440	-	139,479,440	-
Collective Investment funds	162,916,832	-	162,916,832	-
Total Investments	$ 598,334,372	$ 295,938,100	$ 302,396,272	$ -

NOTE 7 - Federal Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Plan by a letter dated July 15, 2002 that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements. Subsequently, the Plan has been amended and restated. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 8 - Related Party Transactions

At December 31, 2010 and 2009, the Plan held 2,678,668 and 2,824,002 shares, respectively, of common stock of the sponsoring employer, with a cost basis of $59,006,287 and $60,773,715 at December 31, 2010 and 2009, respectively. Contributions receivable as of December 31, 2010 and 2009 included $5,392,086 and $5,810,317, respectively, to be put towards the purchase of common stock. During the year ended December 31, 2010, the Plan recorded dividend income of $2,403,320 from the Company common stock.

Certain Plan investments are shares of mutual funds and money market accounts managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

NOTE 9 – Reconciliation of Net Assets to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500;

	2010	2009
Net assets available for benefits per the financial statements	$650,396,003	$628,484,821
Adjustment from contract value to fair value	3,727,635	1,443,513
Net assets available for benefits per the Form 5500	$654,123,638	$629,928,334

The following is a reconciliation of the net depreciation (as the bottom table does not represent interest and dividend income) per the financial statements for the year ended December 31, 2010 to Form 5500;

Net appreciation in fair value of investments per the financial statements	$51,425,896
Adjustment from contract value to fair value	2,284,122
Net appreciation in fair value of investments per the Form 5500	$53,411,497
Net increase in assets available for benefits per the financial statements	$21,911,182
Adjustment from contract value to fair value	2,284,122
Net increase in assets available for benefits per the Form 5500	$24,195,304

NOTE 10 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

SUPPLEMENTAL INFORMATION

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010
EIN: 42-0617510; PLAN: 001

(a)	(b) Identity of Issuer/ Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Market Value
*	FIDELITY INTEREST INCOME FUND* - Fixed rate bank and investment contracts with:			
		Rabobank Nederland ACT at 2.27%	**	$ 20,703,097
		JP Morgan Chase ACT at 2.27%	**	43,333,426
		Natixis ACT at 2.27%	**	32,027,911
		State Street Bank & Trust ACT at 2.27%	**	32,033,816
		Fidelity Short Term Investment Fund	**	3,737,908
		Wrap Rebid Value	**	261,737
		Total Fidelity Interest Income Fund		132,097,896
*	HNI CORPORATION COMMON STOCK, 2,678,668 shares*		$ 59,006,287	83,574,441
	FIDELITY BROKERAGE LINK*			3,200,770
*	MUTUAL FUNDS:			
		American Growth Funds of America	**	63,561,435
		TCW Small Cap Growth Fund	**	1,515,877
*		Fidelity Diversified International Fund*	**	35,464,644
		Spartan 500 Index Fund	**	20,979,110
		PIMCO Total Return Fund - Institutional Class	**	41,213,635
		Davis New York Venture Fund	**	25,110,086
		ABF Small Cap Value PA	**	24,661,017
*		Fidelity Cash Reserves*	**	616,745
*		Fidelity Investment Institutional Cash Portfolio: Money Market Fund, Class I*	**	549,612
*		Spartan International Index Fund - Investor Class*	**	4,395,235
		Vanguard Total Bond Market Signal Fund	**	4,671,884
	COMMON COLLECTIVE FUNDS:			
		Dow Jones Target Today	**	2,844,194
		Dow Jones Target 2015	**	46,934,442
		Dow Jones Target 2025	**	80,225,663
		Dow Jones Target 2035	**	34,342,051
		Dow Jones Target 2045	**	16,570,204
*	LOANS TO PARTICIPANTS (maturing from 2011 - 2032, with interest rates from 4.25% to 10.25%)*		- 0 -	14,251,172
	Total assets held for investment purposes			$ 636,780,113

* Represents a party-in-interest to the Plan.
** Cost not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HNI Corporation Profit-Sharing Retirement Plan

Date: June 22, 2011

By: 

Steven M. Bradford
Administrative Committee Member and
Vice President, General Counsel and Secretary


BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HNI Corporation:

We consent to the incorporation by reference in Registration Statement No. 333-31366 of HNI Corporation on Form S-8 of our report dated June 17, 2011, appearing in this Annual Report on Form 11-K of the HNI Corporation Profit Sharing Retirement Plan for the year ended December 31, 2010.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 17, 2011